BrewDog USA Inc.
65 East State Street, Suite 1800, Columbus, OH 43215

From the Desk of James Watt, Chief Executive Officer

John Reynolds Assistant Director
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington DC 20549

Dear Mr. Reynolds:

Please consider this letter as the request of BrewDog USA Inc. to the Securities and Exchange Commission (hereinafter "the Commission") to qualify our filing and offering statement. Also, please consider this letter as the authorized written statement of BrewDog USA Inc. acknowledging that:

1.Should the Commission or the staff, acting pursuant to delegated authority, qualify our filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve BrewDog USA Inc. from our full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3.BrewDog USA Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Furthermore, in response to your April 7, 2016 comment letter, we provide the following responses:

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

We have done so and filed the amended offering statement through EDGAR.

1.We note that the cover page of the offering circular has not been field on EDGAR. Please file the cover page of the offering circular with your Part II information as

John Reynolds
United States Securities and Exchange Commission
April 25, 2016

required.

It appears that the Cover Page was inadvertently not originally filed due to a technological error in the filing process. This has been corrected and the Cover Page is now filed through EDGAR and is with our Part II filing.

2.Please include the legend required by Rule 254(a) of Regulation A.

The legend is included in the Cover Page.

3.We note your statement that "there is no material disparity between the price of the Shares in this Offering and the effective cash cost to officers, directors, promoters and affiliated persons for Shares acquired by them in a transaction during the past year We also note the stock issuance of 6,315,789 shares for $1,750,000 as noted in your Consolidated Statement of Stockholder's Equity and that the company is offering 1,052,632 shares for $50 million. Please revise to provide the disclosure required by Item 4 of Form 1-A or provide us with the basis for your statement that there is no material disparity.

We have amended the statement as requested and provided the disclosure required by Item 4 of Form 1-A in our revised Form 1-A and offering statement, which now reads:

"There is a material disparity between the price of the Shares in this Offering and the effective cash cost to BrewDog plc for Shares acquired by them in a transaction during the past year, or that they have a right to acquire. As set out in the Consolidated Statement of Stockholder's Equity in Section F/S Financial Statements below, BrewDog USA Inc.'s operations are funded by BrewDog plc as an interest free intercompany balance repayable on demand. Total funding provided during 2015 amounted to $1,796,095 and of which $1,750,000 was converted to additional paid-in capital. As a result, the average effective cash contribution of BrewDog plc for shares acquired by them in a transaction during the past year was approximately $0.28 per share, whereas the public contribution under this public offering will be $47.50 per share."

4.Please provide a plan of operations and trend information discussion as required by Items 9(c) and (d) of Form 1-A.

John Reynolds
United States Securities and Exchange Commission
April 25, 2016

Both of these have been added to the Management's Discussion and Analysis of Financial Condition and Results of Operation in the revised Form 1-A and offering statement.

5.Please disclose via footnote to the table the natural person(s) with investment or voting control of the shares of BrewDog plc. We may have further comment.

In our revised Form 1-A and offering statement, this has been addressed in a footnote to the table as requested.

6.We note that BrewDog plc made advances of $1,796,095 from April 22, 2015 to December 31, 2015. Please revise to provide the disclosure required by Item 13(a) of Part II of Form 1-A regarding these transactions.

To comply with this request, we have added the following language to the "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS" section of our revised Form 1-A and offering statement:

"During the last fiscal year, the Company was a participant in transactions with BrewDog plc, its parent company, in which the amounts involved exceed the lesser of $120,000 and one percent of the average of the Company's total assets at year end for the last completed fiscal year. In these transactions, from April 22, 2015 to December 31, 2015. BrewDog plc made advances of $1,796,095 to the Company."

7.We refer you to paragraph two. Please revise this paragraph of the audit report to specify that the financial statements are prepared in conformity with generally accepted accounting principles in the United States of America.

This has been added to the audit opinion included in the revised Form 1-A and offering statement, which was previously inadvertently omitted, due to a technological error in the filing process.

8.Please revise your legal opinion to indicate that the opinion is given under the laws of Delaware.

This revision has been made as requested in the revised Form 1-A and offering statement.

9.We note the legal opinion states that "the shares of Common Stock offered will ... be legally issued, fully paid and non-assessable." We also note the statement in the

John Reynolds
United States Securities and Exchange Commission
April 25, 2016

Securities Being Offered section on page 49 that "[t]here are no corporate documents that limit liability to holders of Common Stock to further calls or to assessment by the issuer." Please revise to reconcile these statements.

This has been revised and the statements reconciled. The statement in the Securities Being Offered section now reads: "The common stock will not be subject to further calls or assessment by the Company."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Form 5110 has been submitted to FINRA and FINRA will advise the Commission when it makes its determination that it has no objections to the compensation arrangement.

We look forward to hearing again from the Commission and to assisting in any way with the qualifying of our filing and offering statement.

Respectfully Submitted,

/JamesWatt/

James Watt
Chief Executive Officer
BrewDog USA Inc.